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                           December 14, 2022

       Ming Zhu
       Chief Executive Officer
       Fundhomes 1, LLC
       1700 Westlake Ave. N., Suite 200
       Seattle, WA 98109

                                                        Re: Fundhomes 1, LLC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed December 1,
2022
                                                            File No. 024-11939

       Dear Ming Zhu:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

       Amended Offering Statement on Form 1-A

       General

   1.                                                   Refer to prior comment
1. Please revise the Summary, Risk Factors and where
                                                        appropriate to clarify
the maximum time period during which investor funds could be held pending a closing
without being accepted or rejected. In this regard, we note you retain discretion to terminate
the offerings including in the event of the Company not raising enough capital prior to
the date on which the property purchase is scheduled to close or the termination of the
applicable purchase and sale agreement.

              You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
       have questions regarding comments on the financial statements and related matters. Please
 Ming Zhu
Fundhomes 1, LLC
December 14, 2022
Page 2

contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameMing Zhu
                                                        Division of Corporation
Finance
Comapany NameFundhomes 1, LLC
                                                        Office of Real Estate &
Construction
December 14, 2022 Page 2
cc:       Jason Powell, Esq.
FirstName LastName